                                                                    Exhibit 2(f)

               FIRST AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
                            OF JANUS INVESTMENT FUND

Pursuant to the authority granted by Article III, Section 3.2 of Janus Investment Fund's (the "Trust") Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as may be amended from time to time; by Article VII of the Trust's Amended and Restated Bylaws, as may be amended from time to time (the "Bylaws"); and by an affirmative unanimous vote of the Board of Trustees of the Trust at a meeting duly called, convened and held on December 2, 2004, the Trust's Bylaws are amended as follows:

Section 2.3 is amended and restated in its entirety to read as follows:

     SECTION 2.3. Chairman of the Trustees. The Trustees may appoint one of their number to be Chairman of the Trustees ("Chairman"). The Chairman shall preside at all meetings of the Trustees and Shareholders and shall have such other duties as may be assigned to the Chairman by the Trustees from time to time. A Trustee serving as Chairman shall not be subject to any greater liability, nor subject to any higher standard or duty, than that to which he or she would be subject if not serving as Chairman.